EQV VENTURES ACQUISITION CORP. II

1090 Center Drive

Park City, UT 84098

June 23, 2025

VIA EDGAR

Attention:	Peter McPhun

Mark Rakip

Ronald E. Alper

Stacie Gorman

Mary Beth Breslin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Re:	EQV Ventures Acquisition Corp. II
Registration Statement on Form S-1
Filed June 10, 2025
File No.: 333-287926

Ladies and Gentlemen:

This letter sets forth the response of EQV Ventures Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 20, 2025, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting Amendment No. 1 to Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement.

The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Revised Registration Statement.

Registration Statement on Form S-1

Part II – Information not Required in Prospectus

Exhibit Index

Exhibit 10.7, page II-3

1.	We note that clause 1 of the letter agreement states: “The Sponsor and each Insider agrees with the Company that if the Company seeks shareholder approval of a proposed Business Combination, then in connection with such proposed Business Combination, it, he or she shall (i) vote any Ordinary Shares (as defined below) owned by it, him or her in favor of any proposed Business Combination.” However, we note your disclosure on page 32 carves out shares purchased in compliance with the requirements of Rule 14e-5 under the Exchange Act. Please advise or revise as appropriate.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the letter agreement, currently filed as Exhibit 10.7 to the Revised Registration Statement, to address the Staff’s comment.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Philadelphia Riyadh Salt Lake City Shanghai Washington, D.C.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please contact Julian J. Seiguer, P.C. of Kirkland & Ellis LLP at (713) 836-3334 or Billy Vranish of Kirkland & Ellis LLP at (713) 836-3695.

Sincerely,

EQV VENTURES ACQUISITION CORP. II

By:	/s/ Jerome Silvey
Name:	Jerome Silvey
Title:	Chief Executive Officer

cc:	Julian J. Seiguer, P.C., Kirkland & Ellis LLP
Billy Vranish, Kirkland & Ellis LLP